SRY CORP
Financial Statement Report
For the period January 1, 2023, through December 31, 2023

Table of Contents

Statement of Income   3

Balance Sheet   5

Cash Flows Statement   7

Statement of Equity   8

Notes to Financials   9

SYR CORP.

Profit and Loss
January - December 2023

	TOTAL
Income	
Apple App Store Revenue	42,804.13
Revenue	272,140.00
Returns, Allowances, and Discounts	-1,838.82
Total Revenue	**270,301.18**
Sales of Product Income	
YoBeans	61.00
Total Sales of Product Income	**61.00**
Stripe Income	511.98
Total Income	**$313,678.29**
Cost of Goods Sold	
COGS - Software & Web	610,865.25
Merchant Fees	25,203.71
Total Cost of Goods Sold	**$636,068.96**
GROSS PROFIT	**$ -322,390.67**
Expenses	
Depreciation	792.16
Employee Related	
Health Insurance	12,749.89
Payroll	
Employer Payroll Taxes	39,915.79
Salaries & Wages	
Bonuses	16,067.67
Regular Payroll	389,411.08
Total Salaries & Wages	**405,478.75**
Total Payroll	**445,394.54**
Payroll & Benefits Administration	4,866.11
Recruiting	551.59
Workers' Compensation	1,541.77
Total Employee Related	**465,103.90**
General & Administrative	
Bank Fees	340.17
Business Insurance	124.51
Office Expenses	630.29
Other Contractors	323,097.20
Shipping and Handling	70.77
Total General & Administrative	**324,262.94**
IT Expense	
Computer Hardware & Equipment	1,785.18
Software & Web Services	9,359.98
Total IT Expense	**11,145.16**

SYR CORP.

Profit and Loss
January - December 2023

	TOTAL
Licenses and Fees	439.00
Meals & Entertainment	
Entertainment	159.98
Meals	2,416.53
Total Meals & Entertainment	**2,576.51**
Prior Period Adjustment	767.71
Professional Fees	
Engineering, Product & Design	449.99
Finance & Accounting	15,650.70
Legal	64,610.45
Total Professional Fees	**80,711.14**
Sales & Marketing	10,994.43
Advertising	2,244.89
Branding	7,518.27
Events and Conferences	5,587.64
Marketing Contractors	24,618.70
Promotional Materials	2,335.58
Sales	2,502.40
Total Sales & Marketing	**55,801.91**
Travel	
Ground Transportation & Parking	1,918.95
Total Travel	**1,918.95**
Total Expenses	**$943,519.38**
NET OPERATING INCOME	$ -1,265,910.05
Other Income	
Other Income	0.36
Total Other Income	**$0.36**
Other Expenses	
F/X Gain or Loss	377.59
Taxes	240.00
Total Other Expenses	**$617.59**
NET OTHER INCOME	$ -617.23
NET INCOME	$ -1,266,527.28

SYR CORP.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Apple Merchant Clearing	6,812.73
Chase Checking (x5990)	1,204,540.04
Stripe Clearing	0.00
Stripe Merchant Account	11,370.19
Total Bank Accounts	**$1,222,722.96**
Other Current Assets	
Money In Transit	0.00
Prepaid Expenses	9,054.31
Total Other Current Assets	**$9,054.31**
Total Current Assets	**$1,231,777.27**
Fixed Assets	
Computers & Equipment	9,260.72
Accumulated Depreciation - Computers & Equipment	-792.16
Total Computers & Equipment	**8,468.56**
Total Fixed Assets	**$8,468.56**
TOTAL ASSETS	**$1,240,245.83**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Accrued Expenses	280.00
Payroll Liability	31,508.93
Sales Tax Payable	1,535.42
Total Other Current Liabilities	**$33,324.35**
Total Current Liabilities	**$33,324.35**
Long-Term Liabilities	
Loan from Co-Founder	80,333.64
Total Long-Term Liabilities	**$80,333.64**
Total Liabilities	**$113,657.99**
Equity	
Common Stock	16,947.00
Investment - Angel Investment	5,000.00
Investment - Crowd funding	51,938.75
Owner's Investment	0.00
Preferred Stock	
Series Seed-1 Preferred	2,409,997.30
Total Preferred Stock	**2,409,997.30**

SYR CORP.

Balance Sheet

As of December 31, 2023

	TOTAL
Retained Earnings	-195,668.93
SAFE Converted	104,901.00
Net Income	-1,266,527.28
Total Equity	**$1,126,587.84**
TOTAL LIABILITIES AND EQUITY	**$1,240,245.83**

SYR CORP.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,266,527.28
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Money In Transit	0.00
Prepaid Expenses	-9,054.31
Computers & Equipment:Accumulated Depreciation - Computers & Equipment	792.16
Accrued Expenses	280.00
Payroll Liability	31,508.93
Sales Tax Payable	767.71
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	24,294.49
Net cash provided by operating activities	$ -1,242,232.79
INVESTING ACTIVITIES	
Computers & Equipment	-9,260.72
Net cash provided by investing activities	$ -9,260.72
FINANCING ACTIVITIES	
Loan from Co-Founder	16,230.00
Common Stock	16,947.00
Owner's Investment	-78,400.00
Preferred Stock:Series Seed-1 Preferred	2,409,997.30
SAFE Converted	104,901.00
Net cash provided by financing activities	$2,469,675.30
NET CASH INCREASE FOR PERIOD	$1,218,181.79
Cash at beginning of period	4,541.17
CASH AT END OF PERIOD	$1,222,722.96

SRY CORP
Statement of Changes in Equity
As of December 31, 2023

	Changes to Equity USD		Total equity USD	
Balance at 1 January 2022	$	(30,881.98)	$	(30,881.98)
Changes in accounting policy	$	-	$	-
Restated balance	$	(30,881.98)	$	(30,881.98)
Changes in equity for 2022				
Change in Retained Earnings	$	-	$	-
Issue of share capital	$	129,938.75	$	129,938.75
Issue of common stock	$	-	$	-
Issue of preferred stock	$	-	$	-
Dividends	$	-	$	-
Change in Income	$	(159,161.95)	$	(159,161.95)
Revaluation gain	$	-	$	-
Balance at 31 December 2022	$	(60,105.18)	$	(60,105.18)
Balance at 1 January 2023	$	(60,105.18)	$	(60,105.18)
Changes in equity for 2023				
Change in Retained Earnings	$	(135,338.75)	$	(135,338.75)
Issue of Share Capital	$	16,947.00	$	16,947.00
Issue of common stock	$	-	$	-
Issue of preferred stock	$	2,466,936.05	$	2,466,936.05
SAFEs Converted	$	104,901.00	$	104,901.00
Change in Income	$	(1,266,527.28)	$	(1,266,527.28)
Prior Period Adjustments	$	(285.00)	$	(285.00)
Balance at 31 December 2023	$	1,126,527.84	$	1,126,527.84


SYR Corp
NOTES TO THE FINANCIAL STATEMENTS
For the period January 1, 2023 through December 31, 2023


NOTE 1 – ORGANIZATION

SYR Corp, (the "Company") was organized under the laws of a Delaware C corporation. The company started as a marketplace app for independent chefs and is currently a Generative AI application for Anime fans (DBA: Yodayo). The Company had one seed funding round in 2023 and is closing another round called "seed extension" round in 2024 now.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property and Equipment - Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets.

Basis of Accounting – The Company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of any normal recurring accruals, necessary to fairly present the accompanying financial statements.

Use of Estimates- – The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase.

Restricted Cash – The Company did not have any restricted cash balances, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2023.

Leases – The Company did not have any equipment lease agreements as of December 31, 2023.

Revenue and Cost Recognition - Revenues will be derived from a monthly subscription to use services without limitation and in the future 'micro-transactions' like in game software". Currently the Company is exiting its pre-revenue period and is beginning operations.

Deferred Revenue - Revenue on service contracts received in advance is deferred and recognized monthly as the contract progresses.

Income Taxes – For U.S. federal income tax purposes, taxes related to income earned by the Company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition.

Loans from Owners – Syr Corp plans to repay these loans upon the company's exit.

Owners Investments – The capital which the Company received from angel investors and founders.

NOTE 3- PREPAID EXPENSES

As of December 31, 2023, the company did not have a prepaid

NOTE 4 - RELATED PARTY TRANSACTIONS

In accordance with FAS523 ASC 740-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld by relevant tax authorities, as defined by FASB ASC 740-10. As of December 31, 2023, the Company had no tax positions with relevant tax authorities, as defined by FASB ASC 740-10, and the Company had no tax positions that would not be held up under examination.

NOTE 5 - ACCRUED EXPENSES

The company had no accrued expense as of year end 2023.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

As of December 31, 2023, the Company did not have any known commitments or contingencies.

NOTE 7- GOING CONCERN AND MANAGEMENT PLANS

The company' financial statements have been prepared using accounting principles generally accepted in the United States of America ("US GAAP") applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

NOTE 8 - SUBSEQUENT EVENTS

Management has considered subsequent events reviewed through April 8 2024, which is the date the financial statements were compiled. There were no subsequent events that required recognition or disclosure.